SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

RULE 13d-2(a)

(Amendment No. 10)(1)

ITC DeltaCom, Inc.

(Name of Issuer)

Common Stock, $.01 par value
(Title of Class of Securities)

45031T 10 4
(CUSIP Number)

Welsh, Carson, Anderson & Stowe VIII, L.P. 320 Park Avenue, Suite 2500 New York, New York 10022 Attention: Jonathan M. Rather Tel. (212) 893-9500	William J. Hewitt, Esq. Ropes & Gray LLP 1211 Avenue of the Americas New York, New York 10036 Tel. (212) 596-9000
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 31, 2007
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ] __________

(1)       The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page. The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

1) Name of Reporting Person I.R.S. Identification No. of Above Person (Entities Only)	Welsh, Carson, Anderson & Stowe VIII, L.P.
2) Check the Appropriate Box if a Member of a Group	(a) [ X ] (b) [ ]
3) SEC Use Only
4) Source of Funds	WC, OO
5) Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	Not Applicable
6) Citizenship or Place of Organization	Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7) Sole Voting Power	-0-
8) Shared Voting Power	40,769,330 hares of Common Stock
9) Sole Dispositive Power	-0-
10) Shared Dispositive Power	40,769,330 shares of Common Stock
11) Aggregate Amount Beneficially Owned by Each Reporting Person	40,769,330 shares of Common Stock
12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares
13) Percent of Class Represented by Amount in Row (11)	61.0%
14) Type of Reporting Person	PN

1) Name of Reporting Person I.R.S. Identification No. of Above Person (Entities Only)	WCAS VIII Associates, LLC
2) Check the Appropriate Box if a Member of a Group	(a) [ X ] (b) [ ]
3) SEC Use Only
4) Source of Funds	WC, OO
5) Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	Not Applicable
6) Citizenship or Place of Organization	Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7) Sole Voting Power	-0-
8) Shared Voting Power	40,769,330 shares of Common Stock
9) Sole Dispositive Power	-0-
10) Shared Dispositive Power	40,769,330 shares of Common Stock
11) Aggregate Amount Beneficially Owned by Each Reporting Person	40,769,330 shares of Common Stock
12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares
13) Percent of Class Represented by Amount in Row (11)	61.0%
14) Type of Reporting Person	CO

1) Name of Reporting Person I.R.S. Identification No. of Above Person (Entities Only)	WCAS Capital Partners III, L.P.
2) Check the Appropriate Box if a Member of a Group	(a) [ X ] (b) [ ]
3) SEC Use Only
4) Source of Funds	WC, OO
5) Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	Not Applicable
6) Citizenship or Place of Organization	Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7) Sole Voting Power	-0-
8) Shared Voting Power	40,769,330 shares of Common Stock
9) Sole Dispositive Power	-0-
10) Shared Dispositive Power	40,769,330 shares of Common Stock
11) Aggregate Amount Beneficially Owned by Each Reporting Person	40,769,330 shares of Common Stock
12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares
13) Percent of Class Represented by Amount in Row (11)	61.0%
14) Type of Reporting Person	PN

1) Name of Reporting Person I.R.S. Identification No. of Above Person (Entities Only)	WCAS CP III Associates, L.L.C.
2) Check the Appropriate Box if a Member of a Group	(a) [ X ] (b) [ ]
3) SEC Use Only
4) Source of Funds	WC, OO
5) Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	Not Applicable
6) Citizenship or Place of Organization	Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7) Sole Voting Power	-0-
8) Shared Voting Power	40,769,330 shares of Common Stock
9) Sole Dispositive Power	-0-
10) Shared Dispositive Power	40,769,330 shares of Common Stock
11) Aggregate Amount Beneficially Owned by Each Reporting Person	40,769,330 shares of Common Stock
12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares
13) Percent of Class Represented by Amount in Row (11)	61.0%
14) Type of Reporting Person	CO

1) Name of Reporting Person I.R.S. Identification No. of Above Person (Entities Only)	Patrick J. Welsh
2) Check the Appropriate Box if a Member of a Group	(a) [ X ] (b) [ ]
3) SEC Use Only
4) Source of Funds	WC, OO
5) Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	Not Applicable
6) Citizenship or Place of Organization	United States
Number of Shares Beneficially Owned by Each Reporting Person With	7) Sole Voting Power	-0-
8) Shared Voting Power	40,769,330 shares of Common Stock
9) Sole Dispositive Power	-0-
10) Shared Dispositive Power	40,769,330 shares of Common Stock
11) Aggregate Amount Beneficially Owned by Each Reporting Person	40,769,330 shares of Common Stock
12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares
13) Percent of Class Represented by Amount in Row (11)	61.0%
14) Type of Reporting Person	IN

1) Name of Reporting Person I.R.S. Identification No. of Above Person (Entities Only)	Russell L. Carson
2) Check the Appropriate Box if a Member of a Group	(a) [ X ] (b) [ ]
3) SEC Use Only
4) Source of Funds	WC, OO
5) Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	Not Applicable
6) Citizenship or Place of Organization	United States
Number of Shares Beneficially Owned by Each Reporting Person With	7) Sole Voting Power	-0-
8) Shared Voting Power	40,769,330 shares of Common Stock
9) Sole Dispositive Power	-0-
10) Shared Dispositive Power	40,769,330 shares of Common Stock
11) Aggregate Amount Beneficially Owned by Each Reporting Person	40,769,330 shares of Common Stock
12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares
13) Percent of Class Represented by Amount in Row (11)	61.0%
14) Type of Reporting Person	IN

1) Name of Reporting Person I.R.S. Identification No. of Above Person (Entities Only)	Bruce K. Anderson
2) Check the Appropriate Box if a Member of a Group	(a) [ X ] (b) [ ]
3) SEC Use Only
4) Source of Funds	WC, OO
5) Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	Not Applicable
6) Citizenship or Place of Organization	United States
Number of Shares Beneficially Owned by Each Reporting Person With	7) Sole Voting Power	-0-
8) Shared Voting Power	40,769,330 shares of Common Stock
9) Sole Dispositive Power	-0-
10) Shared Dispositive Power	40,769,330 shares of Common Stock
11) Aggregate Amount Beneficially Owned by Each Reporting Person	40,769,330 shares of Common Stock
12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares
13) Percent of Class Represented by Amount in Row (11)	61.0%
14) Type of Reporting Person	IN

1) Name of Reporting Person I.R.S. Identification No. of Above Person (Entities Only)	Thomas E. McInerney
2) Check the Appropriate Box if a Member of a Group	(a) [ X ] (b) [ ]
3) SEC Use Only
4) Source of Funds	WC, OO
5) Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	Not Applicable
6) Citizenship or Place of Organization	United States
Number of Shares Beneficially Owned by Each Reporting Person With	7) Sole Voting Power	-0-
8) Shared Voting Power	40,769,330 shares of Common Stock
9) Sole Dispositive Power	-0-
10) Shared Dispositive Power	40,769,330 shares of Common Stock
11) Aggregate Amount Beneficially Owned by Each Reporting Person	40,769,330 shares of Common Stock
12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares
13) Percent of Class Represented by Amount in Row (11)	61.0%
14) Type of Reporting Person	IN

1) Name of Reporting Person I.R.S. Identification No. of Above Person (Entities Only)	Robert A. Minicucci
2) Check the Appropriate Box if a Member of a Group	(a) [ X ] (b) [ ]
3) SEC Use Only
4) Source of Funds	WC, OO
5) Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	Not Applicable
6) Citizenship or Place of Organization	United States
Number of Shares Beneficially Owned by Each Reporting Person With	7) Sole Voting Power	-0-
8) Shared Voting Power	40,769,330 shares of Common Stock
9) Sole Dispositive Power	-0-
10) Shared Dispositive Power	40,769,330 shares of Common Stock
11) Aggregate Amount Beneficially Owned by Each Reporting Person	40,769,330 shares of Common Stock
12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares
13) Percent of Class Represented by Amount in Row (11)	61.0%
14) Type of Reporting Person	IN

1) Name of Reporting Person I.R.S. Identification No. of Above Person (Entities Only)	Anthony J. deNicola
2) Check the Appropriate Box if a Member of a Group	(a) [ X ] (b) [ ]
3) SEC Use Only
4) Source of Funds	WC, OO
5) Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	Not Applicable
6) Citizenship or Place of Organization	United States
Number of Shares Beneficially Owned by Each Reporting Person With	7) Sole Voting Power	-0-
8) Shared Voting Power	40,769,330 shares of Common Stock
9) Sole Dispositive Power	-0-
10) Shared Dispositive Power	40,769,330 shares of Common Stock
11) Aggregate Amount Beneficially Owned by Each Reporting Person	40,769,330 shares of Common Stock
12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares
13) Percent of Class Represented by Amount in Row (11)	61.0%
14) Type of Reporting Person	IN

1) Name of Reporting Person I.R.S. Identification No. of Above Person (Entities Only)	Paul B. Queally
2) Check the Appropriate Box if a Member of a Group	(a) [ X ] (b) [ ]
3) SEC Use Only
4) Source of Funds	WC, OO
5) Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	Not Applicable
6) Citizenship or Place of Organization	United States
Number of Shares Beneficially Owned by Each Reporting Person With	7) Sole Voting Power	-0-
8) Shared Voting Power	40,769,330 shares of Common Stock
9) Sole Dispositive Power	-0-
10) Shared Dispositive Power	40,769,330 shares of Common Stock
11) Aggregate Amount Beneficially Owned by Each Reporting Person	40,769,330 shares of Common Stock
12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares
13) Percent of Class Represented by Amount in Row (11)	61.0%
14) Type of Reporting Person	IN

1) Name of Reporting Person I.R.S. Identification No. of Above Person (Entities Only)	Jonathan M. Rather
2) Check the Appropriate Box if a Member of a Group	(a) [ X ] (b) [ ]
3) SEC Use Only
4) Source of Funds	WC, OO
5) Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	Not Applicable
6) Citizenship or Place of Organization	United States
Number of Shares Beneficially Owned by Each Reporting Person With	7) Sole Voting Power	-0-
8) Shared Voting Power	40,769,330 shares of Common Stock
9) Sole Dispositive Power	-0-
10) Shared Dispositive Power	40,769,330 shares of Common Stock
11) Aggregate Amount Beneficially Owned by Each Reporting Person	40,769,330 shares of Common Stock
12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares
13) Percent of Class Represented by Amount in Row (11)	61.0%
14) Type of Reporting Person	IN

1) Name of Reporting Person I.R.S. Identification No. of Above Person (Entities Only)	D. Scott Mackesy
2) Check the Appropriate Box if a Member of a Group	(a) [ X ] (b) [ ]
3) SEC Use Only
4) Source of Funds	WC, OO
5) Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	Not Applicable
6) Citizenship or Place of Organization	United States
Number of Shares Beneficially Owned by Each Reporting Person With	7) Sole Voting Power	-0-
8) Shared Voting Power	40,769,330 shares of Common Stock
9) Sole Dispositive Power	-0-
10) Shared Dispositive Power	40,769,330 shares of Common Stock
11) Aggregate Amount Beneficially Owned by Each Reporting Person	40,769,330 shares of Common Stock
12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares
13) Percent of Class Represented by Amount in Row (11)	61.0%
14) Type of Reporting Person	IN

1) Name of Reporting Person I.R.S. Identification No. of Above Person (Entities Only)	John D. Clark
2) Check the Appropriate Box if a Member of a Group	(a) [ X ] (b) [ ]
3) SEC Use Only
4) Source of Funds	WC, OO
5) Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	Not Applicable
6) Citizenship or Place of Organization	United States
Number of Shares Beneficially Owned by Each Reporting Person With	7) Sole Voting Power	-0-
8) Shared Voting Power	40,769,330 shares of Common Stock
9) Sole Dispositive Power	-0-
10) Shared Dispositive Power	40,769,330 shares of Common Stock
11) Aggregate Amount Beneficially Owned by Each Reporting Person	40,769,330 shares of Common Stock
12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares
13) Percent of Class Represented by Amount in Row (11)	61.0%
14) Type of Reporting Person	IN

1) Name of Reporting Person I.R.S. Identification No. of Above Person (Entities Only)	Sanjay Swani
2) Check the Appropriate Box if a Member of a Group	(a) [ X ] (b) [ ]
3) SEC Use Only
4) Source of Funds	WC, OO
5) Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	Not Applicable
6) Citizenship or Place of Organization	United States
Number of Shares Beneficially Owned by Each Reporting Person With	7) Sole Voting Power	-0-
8) Shared Voting Power	40,769,330 shares of Common Stock
9) Sole Dispositive Power	-0-
10) Shared Dispositive Power	40,769,330 shares of Common Stock
11) Aggregate Amount Beneficially Owned by Each Reporting Person	40,769,330 shares of Common Stock
12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares
13) Percent of Class Represented by Amount in Row (11)	61.0%
14) Type of Reporting Person	IN

Amendment No. 10 to Schedule 13D

Reference is hereby made to the statement on Schedule 13D filed with the Securities and Exchange Commission (the “Commission”) on November 1, 2002, Amendment No. 1 thereto filed on November 8, 2002, Amendment No. 2 thereto filed on December 18, 2002, Amendment No. 3 thereto filed on December 26, 2002, Amendment No. 4 thereto filed on July 7, 2003, Amendment No. 5 thereto filed on October 14, 2003, Amendment No. 6 thereto filed on September 29, 2004, Amendment No. 7 thereto filed on November 18, 2004, Amendment No. 8 thereto filed on April 6, 2005 and Amendment No. 9 thereto filed on June 25, 2007 (as so amended, the “Schedule 13D”). Terms defined in the Schedule 13D are used herein as so defined.

The Schedule 13D is hereby amended as follows:

Item 3.	Source of Funds or Other Consideration.
Item 3 is hereby amended to add the following thereto:

On July 31, 2007, the Issuer and its subsidiaries entered into and amended various agreements in connection with the consummation of the Issuer's recapitalization and related transactions. On the same date, the Issuer completed the recapitalization and other transactions contemplated by the agreements. The effect of the transactions was to refinance or retire substantially all of the Issuer's previously outstanding funded debt and to eliminate all series of its previously authorized preferred stock and substantially all related stock warrants. As contemplated by the WCAS Commitment Letter, pursuant to (i) an Exchange Agreement, dated as of July 31, 2007, among the Issuer and the WCAS Securityholders (the "WCAS Equity Exchange Agreement"), (ii) a Stock Purchase Agreement, dated as of July 31, 2007, among the Issuer and certain WCAS Securityholders (the “Common Stock Purchase Agreement”) and (iii) an Exchange Agreement, dated as of July 31, 2007, among the Issuer, its wholly-owned subsidiary Interstate FiberNet, Inc. and certain of the WCAS Securityholders (the "WCAS Note Exchange Agreement"), the Reporting Persons received a total of 31,137,924 shares of Common Stock in consideration of the conversion or exchange of all shares of the Series B Preferred Stock held by the WCAS Securityholders; the exchange of all Common Stock purchase warrants issued on October 6, 2003 (the “Series B warrants”) held by the WCAS Securityholders; the exchange of all Common Stock purchase warrants issued on March 29, 2005 (the “Series C warrants”) held by the WCAS Securityholders; the exchange of $23.5 million aggregate principal amount of the Issuer's third lien senior secured notes due 2009 that were held by the WCAS Funds; and $21 million in cash, representing the aggregate purchase price at $3.03 per share of additional Common Stock purchased by WCAS VIII and certain other WCAS Securityholders.  The sources of funds for such purchases were the working capital of WCAS VIII and the personal funds of such other WCAS Securityholders.

The WCAS Equity Exchange Agreement, the Common Stock Purchase Agreement and the WCAS Note Exchange Agreement are Exhibits A, B and C hereto, and any descriptions thereof are qualified in their entirety by reference thereto.

Item 5.	Interest in Securities of the Issuer.

Item 5 is hereby amended and restated to read in its entirety as follows:

(a) The information below, which reflects only the direct beneficial ownership of each entity and person named below, is based on a total of 66,970,000 shares of Common Stock outstanding after the consummation of the Issuer's recapitalization and related transactions.

WCAS VIII and VIII Associates

WCAS VIII owns 35,203,323 shares of Common Stock, or approximately 53.03% of the Common Stock outstanding. VIII Associates, as the general partner of WCAS VIII, may be deemed to beneficially own the securities owned by WCAS VIII.

WCAS CP III and CP III Associates

WCAS CP III owns 4,127,611 shares of Common Stock, or approximately 6.0% of the Common Stock outstanding. CP III Associates, as the general partner of WCAS CP III, may be deemed to beneficially own the securities owned by WCAS CP III.

Managing Members of VIII Associates and CP III Associates

(i) Patrick J. Welsh owns 313,516 of Common Stock, or approximately 0.5% of the Common Stock outstanding.

(ii) Russell L. Carson owns 313,517 shares of Common Stock, or approximately 0.5% of the Common Stock outstanding.

(iii) Bruce K. Anderson owns 313,515 shares of Common Stock, or approximately 0.5% of the Common Stock outstanding.

(iv) Thomas E. McInerney owns 318,959 shares of Common Stock, or approximately 0.5% of the Common Stock outstanding. This excludes a fully-vested option to purchase 3,333 shares of Common Stock at an exercise price of $13.20 granted on October 28, 2003, which expires on October 28, 2013.

(v) Robert A. Minicucci owns 98,171 shares of Common Stock, or approximately 0.1% of the Common Stock outstanding.

(vi) Anthony J. de Nicola owns 36,203 shares of Common Stock, or less than 0.1% of the Common Stock outstanding. This excludes a fully-vested option to purchase 3,333 shares of Common Stock at an exercise price of $13.20 granted on October 28, 2003, which expires on October 28, 2013.

(vii) Paul B. Queally owns 22,628 shares of Common Stock, or less than 0.1% of the Common Stock outstanding.

(viii) Jonathan M. Rather owns 7,883 shares of Common Stock, or less than 0.1% of the Common Stock outstanding.

(ix) D. Scott Mackesy owns 4,351shares of Common Stock, or less than 0.1% of the Common Stock outstanding.

(x) Sanjay Swani owns 9,653 shares of Common Stock, or less than 0.1% of the Common Stock outstanding. This excludes a fully-vested option to purchase 3,333 shares of Common Stock at an exercise price of $13.20 granted on October 28, 2003, which expires on October 28, 2013.

(xi) John D. Clark owns no shares of Common Stock.

(b) The managing members of VIII Associates and CP III Associates may be deemed to share the power to vote or direct the voting of and to dispose or direct the disposition of the securities of the Issuer owned by WCAS VIII and WCAS CP III, respectively. Each of the managing members of VIII Associates and CP III Associates disclaims beneficial ownership of all securities other than those he owns directly or by virtue of his indirect pro rata interest, as a managing member of VIII Associates and/or CP III Associates, in the securities owned by WCAS VIII and WCAS CP III.

(c)	See Item 3 above.

(d)  Except as described in this statement, no person has the power to direct the receipt of dividends on or the proceeds of sales of the shares of Common Stock owned by WCAS VIII or WCAS CP III.

(e)	Not applicable.

Item 6. Contracts, Agreements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 is hereby amended by adding the following thereto:

On July 31, 2007, the Issuer entered into the following agreements : (i) Amendment No. 1 to the Amended and Restated Governance Agreement, dated as of July 26, 2005, among the Issuer, certain of the WCAS Securityholders and certain other securityholders of the Issuer (the "Amended Governance Agreement") to exclude from the equity subscription provisions of the agreement issuances of common stock, preferred stock and other securities pursuant to the transactions described herein and related transactions; and (ii) Amendment No. 3 to the Registration Rights Agreement, dated as of October 6, 2003, as amended, among the Issuer and certain of the WCAS Securityholders (the "Amended Registration Rights Agreement") to provide that the common stock issued to the WCAS Securityholders in accordance with the agreements described herein will be entitled to the benefits of such registration rights agreement.

The Amended Governance Agreement and the Amended Registration Rights Agreement are Exhibits D and E hereto, and any descriptions thereof are qualified in their entirety by reference thereto.

Also on July 31, 2007, the Issuer and Mellon Investor Services LLC, as Warrant Agent, entered into amendments to the warrant agreements pursuant to which the Issuer issued the Series B warrants and the Series C warrants to provide that the agreements would terminate upon the consummation of the exchange of each series of warrants for Common Stock pursuant to the WCAS Equity Exchange Agreement and related agreements. Each of the warrant agreements terminated effective on July 31, 2007 in accordance with the terms of the amendments, which are Exhibits F and G hereto, and any descriptions thereof are qualified in their entirety by reference thereto.

Item 7. Material to be Filed as Exhibits.

Exhibit A - WCAS Equity Exchange Agreement, dated as of July 31, 2007, among the Issuer and the persons listed under the heading “WCAS Holders” on the signature pages thereof (incorporated herein by reference to Exhibit 10.10 to the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on August 6, 2007)

Exhibit B – Common Stock Purchase Agreement, dated as of July 31, 2007, among the Issuer and the persons listed under the heading “WCAS Investors” on the signature pages thereof (incorporated herein by reference to Exhibit 10.12 to the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on August 6, 2007)

Exhibit C - WCAS Note Exchange Agreement, dated as of July 31, 2007, among the Issuer, Interstate FiberNet, Inc. and the persons listed under the heading “WCAS Holders” on the signature pages thereof (incorporated herein by reference to Exhibit 10.6 to the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on August 6, 2007)

Exhibit D - Amended Governance Agreement, dated as of July 31, 2007, among the Issuer and the persons listed under the headings “WCAS Securityholders” and “TCP Securityholders” on the signature pages thereof (incorporated herein by reference to Exhibit 10.16 to the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on August 6, 2007)

Exhibit E - Amended Registration Rights Agreement, dated as of July 31, 2007, as amended, among the Issuer and the persons listed under the heading “WCAS Securityholders” on the signature pages thereof (incorporated herein by reference to Exhibit 10.17 to the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on August 6, 2007)

Exhibit F – Amendment No. 3 to Warrant Agreement, dated as of July 31, 2007, between the Issuer and Mellon Investor Services LLC, as Warrant Agent (incorporated herein by reference to Exhibit 10.13 to the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on August 6, 2007)

Exhibit G - Amendment No. 2 to Warrant Agreement, dated as of July 31, 2007, between the Issuer and Mellon Investor Services LL, as Warrant Agent (incorporated herein by reference to Exhibit 10.14 to the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on August 6, 2007)

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 8, 2007

WELSH, CARSON, ANDERSON & STOWE VIII, L.P.
By:/s/ David Mintz
Attorney-in-Fact
WCAS VIII ASSOCIATES, LLC
By:/s/ David Mintz
Attorney-in-Fact
WCAS CAPITAL PARTNERS III, L.P.
By:/s/ David Mintz
Attorney-in-Fact
WCAS CP III ASSOCIATES, L.L.C.
By:/s/ David Mintz
Attorney-in-Fact
/s/ David Mintz
Attorney-in-Fact/Patrick J. Welsh
/s/ David Mintz
Attorney-in-Fact/Russell L. Carson
/s/ David Mintz
Attorney-in-Fact/Bruce K. Anderson
/s/ David Mintz
Attorney-in-Fact/Thomas E. McInerney
/s/ David Mintz
Attorney-in-Fact/Robert A. Minicucci

/s/ David Mintz
Attorney-in-Fact/Anthony J. deNicola

/s/ David Mintz
Attorney-in-Fact/Paul B. Queally
/s/ David Mintz
Attorney-in-Fact/Jonathan M. Rather
/s/ David Mintz
Attorney-in-Fact/D. Scott Mackesy
/s/ David Mintz
Attorney-in-Fact/John D. Clark
/s/ David Mintz
Attorney-in-Fact/Sanjay Swani